SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(RULE 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. )
Infinera Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45667G103
(CUSIP Number)
Steven M. Spurlock
c/o Benchmark Capital
2480 Sand Hill Road, Suite 200
Menlo Park, California 94025
(650) 854-8180
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
COPY TO:
Sean Caplice, Esq.
c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
1200 Seaport Blvd., Redwood City, California 94063
(650) 463-5201
November 21, 2008
February 10, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
This information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45667G103	13 D	Page	2	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners IV, L.P. (“BCP IV”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,657,763 shares of Common Stock of Issuer (“Common Shares”), except that Benchmark Capital Management Co. IV, L.L.C. (“BCMC IV”), the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Alexandre Balkanski (“Balkanski”), Bruce W. Dunlevie (“Dunlevie”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”), the members of BCMC IV, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH
2,657,763 Common Shares, except that BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,657,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.8%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	45667G103	13 D	Page	3	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,657,763 Common Shares, all of which are directly owned by BCP IV. BCMC IV, the general partner of BCP IV, may be deemed to have sole power to vote these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING PERSON WITH		2,657,763 Common Shares, all of which are directly owned by BCP IV. BCMC IV, the general partner of BCP IV, may be deemed to have sole power to dispose of these shares, and Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock, the members of BCMC IV, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,657,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.8%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	45667G103	13 D	Page	4	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Partners VI, L.P. (“BCP VI”)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,572,907 Common Shares, except that Benchmark Capital Management Co. VI, L.L.C. (“BCMC VI”), the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Balkanski, Matthew R. Cohler (“Cohler”), Dunlevie, Peter H. Fenton (“Fenton”), Gurley, Harvey, Kagle, Mitchell H. Lasky (“Lasky”) and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER

2,572,907 Common Shares, except that BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	29383P100	13 D	Page	5	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Benchmark Capital Management Co. VI, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI, the general partner of BCP VI, may be deemed to have sole power to vote these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to vote these shares.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		See response to row 7.

EACH REPORTING PERSON WITH	9	SOLE DISPOSITIVE POWER

2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI, the general partner of BCP VI, may be deemed to have sole power to dispose of these shares, and Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock, the members of BCMC VI, may be deemed to have shared power to dispose of these shares.

	10	SHARED DISPOSITIVE POWER

See response to row 9.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON

OO

CUSIP No.	29383P100	13 D	Page	6	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Alexandre Balkanski

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		50,521 Common Shares, all of which are issuable to Balkanski pursuant to outstanding options exercisable within 60 days of February 10, 2009.

SHARES	8	SHARED VOTING POWER
BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Balkanski is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

	9	SOLE DISPOSITIVE POWER

50,521 Common Shares, all of which are issuable to Balkanski pursuant to outstanding options exercisable within 60 days of February 10, 2009.

	10	SHARED DISPOSITIVE POWER

5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Balkanski is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,281,191

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO.	29383P100	13 D	Page	7	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Matthew R. Cohler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI is the general partner of BCP VI, and Cohler, a member of BCMC VI, may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI is the general partner of BCP VI, and Cohler, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO.	29383P100	13 D	Page	8	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce W. Dunlevie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Dunlevie is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Dunlevie is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,230,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP NO.	29383P100	13 D	Page	9	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Peter H. Fenton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI is the general partner of BCP VI, and Fenton, a member of BCMC VI, may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI is the general partner of BCP VI, and Fenton, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	29383P100	13 D	Page	10	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) J. William Gurley

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Gurley is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Gurley is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,230,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	29383P100	13 D	Page	11	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kevin R. Harvey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Harvey is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Harvey is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,230,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	29383P100	13 D	Page	12	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert C. Kagle

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Kagle is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Kagle is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,230,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.6%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	29383P100	13 D	Page	13	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mitchell H. Lasky

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI is the general partner of BCP VI, and Lasky, a member of BCMC VI, may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,572,907 Common Shares, all of which are directly owned by BCP VI. BCMC VI is the general partner of BCP VI, and Lasky, a member of BCMC VI, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,572,907

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.7%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	29383P100	13 D	Page	14	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew S. Rachleff

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,657,763 Common Shares, all of which are directly owned by BCP IV. BCMC IV is the general partner of BCP IV, and Rachleff, a member of BCMC IV, may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

2,657,763 Common Shares, all of which are directly owned by BCP IV. BCMC IV is the general partner of BCP IV, and Rachleff, a member of BCMC IV, may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,657,763

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

2.8%

14	TYPE OF REPORTING PERSON

IN

CUSIP No.	29383P100	13 D	Page	15	of	20 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven M. Spurlock

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S. Citizen

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Spurlock is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to vote these shares.

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,230,670 Common Shares, of which 2,657,763 are directly owned by BCP IV and 2,572,907 are directly owned by BCP VI. BCMC IV is the general partner of BCP IV, and BCMC VI is the general partner of BCP VI. Spurlock is a member of both BCMC IV and BCMC VI, and may be deemed to have shared power to dispose of these shares.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,230,670

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

5.6%

14	TYPE OF REPORTING PERSON

IN

page 16 of 20 Pages
Statement on Schedule 13D
This Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Stock”), of Infinera Corporation, a Delaware corporation (the “Issuer”). This Schedule 13D is being filed by Benchmark Capital Partners IV, L.P., Benchmark Capital Management Co. IV, L.L.C., Benchmark Capital Partners VI, L.P., Benchmark Capital Management Co. VI, L.L.C., Alexandre Balkanski, Matthew R. Cohler, Bruce W. Dunlevie, Peter H. Fenton, J. William Gurley, Kevin R. Harvey, Robert C. Kagle, Mitchell H. Lasky, Andrew S. Rachleff and Steven M. Spurlock.
ITEM 1. Security and Issuer.
The class of equity securities to which this statement relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 169 Java Drive, Sunnyvale, California, 94089.
ITEM 2. Identity and Background.
(a) Name:
This Statement is filed by Benchmark Capital Partners IV, L.P., a Delaware limited partnership (“BCP IV”), Benchmark Capital Management Co. IV, L.L.C., a Delaware limited liability company (“BCMC IV”), Benchmark Capital Partners VI, L.P., a Delaware limited partnership (“BCP VI”), Benchmark Capital Management Co. VI, L.L.C., a Delaware limited liability company (“BCMC VI”), Alexandre Balkanski (“Balkanski”), Matthew R. Cohler (“Cohler”), Bruce W. Dunlevie (“Dunlevie”), Peter H. Fenton (“Fenton”), J. William Gurley (“Gurley”), Kevin R. Harvey (“Harvey”), Robert C. Kagle (“Kagle”), Mitchell H. Lasky (“Lasky”), Andrew S. Rachleff (“Rachleff”) and Steven M. Spurlock (“Spurlock”), each of which is a member of BCMC IV and/or BCMC VI. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”
BCMC IV, the general partner of BCP IV, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP IV. Balkanski, Dunlevie, Gurley, Harvey, Kagle, Rachleff and Spurlock are members of BCMC IV and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP IV.
BCMC VI, the general partner of BCP VI, may be deemed to have sole power to vote and sole power to dispose of shares of the Issuer directly owned by BCP VI. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky and Spurlock are members of BCMC VI and may be deemed to have shared power to vote and shared power to dispose of shares of the Issuer directly owned by BCP VI.
(b) Residence or business address:
The address of the principal business office for each of the Reporting Persons is c/o Benchmark Capital, 2480 Sand Hill Road, Suite 200, Menlo Park, California, 94025.
(c) The principal occupation of each individual who is a Reporting Person is venture capitalist. The principal business of BCP IV and BCP VI is to make investments in private and public companies, and the principal business of BCMC IV and BCMC VI is to serve as the general partner of BCP IV and BCP VI, respectively.

page 17 of 20 Pages
(d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Citizenship:
BCP IV and BCP VI are Delaware limited partnerships. BCMC IV and BCMC VI are Delaware limited liability companies. Balkanski, Cohler, Dunlevie, Fenton, Gurley, Harvey, Kagle, Lasky, Rachleff and Spurlock are United States citizens.
ITEM 3. Source and Amount of Funds or Other Consideration.
     On December 21, 2000, BCP IV and other investors entered into a Series A Preferred Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement 218,177 shares of the Issuer’s Series A Preferred Stock for a purchase price of $2.50 per share or $545,442.50 in the aggregate. On March 19, 2001, BCP IV and other investors entered into an Amended and Restated Series A Preferred Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement an additional 2,031,823 shares of the Issuer’s Series A Preferred Stock for a purchase price of $2.50 per share or $5,079,557.50 in the aggregate. On April 21, 2001, BCP IV acquired from the Issuer in a private placement 1,100,000 shares of the Issuer’s Series A Preferred Stock for a purchase price of $2.50 per share or $2,750,000.00 in the aggregate, pursuant to the Amended and Restated Series A Preferred Stock Purchase Agreement. On May 12, 2003, BCP IV acquired from the Issuer 110,743 shares of the Issuer’s Series A Preferred Stock pursuant to an anti-dilution adjustment, and BCP IV paid no additional consideration for such shares.
     On November 20, 2001, BCP IV and other investors entered into a Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement 170,000 shares of the Issuer’s Common Stock for a purchase price of $0.35 per share or $59,500.00 in the aggregate.
     On May 12, 2003, BCP IV and other investors entered into a Series D Preferred Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement 350,333 shares of the Issuer’s Series D Preferred Stock for a purchase price of $2.24 per share or $784,945.92 in the aggregate. On June 30, 2003, BCP IV and other investors entered into an Amendment No. 1 to Series D Preferred Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement 510,254 shares of the Issuer’s Series D Preferred Stock for a purchase price of $2.24 per share or $1,142,968.96 in the aggregate.
     On September 20, 2004, BCP IV and other investors entered into a Series E Preferred Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement 4,827,347 shares of the Issuer’s Series E Preferred Stock for a page 18 of 20 Pages
purchase price of $0.60 per share or $2,896,408.20 in the aggregate. On November 6, 2004, BCP IV and other investors entered into a Joinder Agreement to Series E Preferred Stock Purchase Agreement pursuant to which BCP IV acquired from the Issuer in a private placement 1,312,578 shares of the Issuer’s Series E Preferred Stock for a purchase price of $0.60 per share or $787,546.80 in the aggregate.
     On May 15, 2007, each share of the Issuer’s Common Stock, Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock was split into .25 shares. Upon completion of the Issuer’s initial public offering on June 7, 2007, all shares of the Issuer’s Series A Preferred Stock, Series D Preferred Stock and Series E Preferred Stock were automatically converted into shares of Common Stock.
     BCP VI purchased shares of the Issuer’s Common Stock on the open market, as set forth below:

	2. Number of shares of common
1. Date of transaction	stock	3. Price per share
11/18/2008	512,000	$7.0515	(1)
11/19/2008	498,400	$7.4632	(1)
11/20/2008	555,000	$7.175	(1)
11/21/2008	485,000	$7.3403	(1)
11/24/2008	68,000	$7.6564	(1)
11/25/2008	10,807	$8.2585	(1)
11/26/2008	60,200	$8.555	(1)
2/10/2009	383,500	$7.1433	(1)

(1)	The purchase price reported in column 3 of the table above represents the weighted average purchase price of the shares ranging from $6.72 to $8.56 per share.
     The source of the funds for the acquisition of the Series A Preferred Stock, the Common Stock, the Series D Preferred Stock and the Series E Preferred Stock purchased by BCP IV pursuant to the Series A Preferred Stock Purchase Agreement, the Amended and Restated Series A Preferred Stock Purchase Agreement, the Stock Purchase Agreement, the Series D Preferred Stock Purchase Agreement, Amendment No. 1 to Series D Preferred Stock Purchase Agreement, the Series E Preferred Stock Purchase Agreement and the Joinder Agreement to Series E Preferred Stock Purchase Agreement, respectively, was from working capital. No part of the purchase price was borrowed by BCP IV for the purpose of acquiring such securities.
     The source of the funds for the acquisition of the Common Stock purchased by BCP VI was from working capital. No part of the purchase price was borrowed by BCP VI for the purpose of acquiring such securities.
ITEM 4. Purpose of Transaction.
The Reporting Persons hold their securities of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in page 19 of 20 Pages
privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Persons to their respective partners. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Company’s business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities, and other future developments.
Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
ITEM 5. Interest in Securities of the Issuer.
(a)	See Rows 11 and 13 for each Reporting Person. The percentage listed in Row 13 for each Reporting Person was calculated based upon 93,818,228 shares of Common Stock reported to be outstanding as of October 24, 2008, in the Issuer’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on October 31, 2008.

(b)	See Rows 7, 8, 9, and 10 for each Reporting Person.

(c)	BCP VI purchased shares of the Issuer’s Common Stock on the open market within the 60 days of November 21, 2008 and February 10, 2009 as set forth below.

	2. Number of shares of common
1. Date of transaction	stock	3. Price per share
11/18/2008	512,000	$7.0515	(2)
11/19/2008	498,400	$7.4632	(2)
11/20/2008	555,000	$7.175	(2)
11/21/2008	485,000	$7.3403	(2)
11/24/2008	68,000	$7.6564	(2)
11/25/2008	10,807	$8.258	(2)
11/26/2008	60,200	$8.555	(2)
2/10/2009	383,500	$7.1433	(2)

(2)	The purchase price reported in column 3 of the table above represents the weighted average purchase price of the shares ranging from $6.72 to $8.56 per share.
(d)	Under certain circumstances set forth in the limited partnership agreements of BCP IV and BCP VI, the general partners and the limited partners of each of such entities, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by each such entity of which they are a partner or managing member.

(e)	Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

page 20 of 20 Pages
2,657,763 shares of the Issuer’s Common Stock are held directly by BCP IV, as nominee for BCP IV, Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P., and related individuals.
2,572,907 shares of the Issuer’s Common Stock are held directly by BCP VI, as nominee for BCP VI, Benchmark Founders’ Fund VI, L.P., Benchmark Founders’ Fund VI-B, L.P., and related individuals.
In connection with his service on the Issuer’s board of directors, Balkanski received an option to purchase 75,000 shares of the Issuer’s Common Stock on January 3, 2007, an option to purchase 12,500 shares of the Issuer’s Common Stock on June 6, 2007, an option to purchase 12,500 shares of the Issuer’s Common Stock on May 13, 2008, and 15,000 performance share units representing the contingent right to purchase up to 30,000 shares of the Issuer’s Common Stock on February 10, 2009.
ITEM 7. Materials to be Filed as Exhibits.
Exhibit A: Reference to Steven M. Spurlock as Attorney-In-Fact
Exhibit B: Agreement regarding joint filing of Schedule 13D

SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 12, 2009

BENCHMARK CAPITAL PARTNERS IV, L.P., a Delaware Limited Partnership BENCHMARK CAPITAL MANAGEMENT CO. IV, L.L.C., a Delaware Limited Liability Company
By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

BENCHMARK CAPITAL PARTNERS VI, L.P., a Delaware Limited Partnership BENCHMARK CAPITAL MANAGEMENT CO. VI, L.L.C., a Delaware Limited Liability Company
By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Managing Member

ALEXANDRE BALKANSKI MATTHEW R. COHLER BRUCE W. DUNLEVIE PETER H. FENTON J. WILLIAM GURLEY KEVIN R. HARVEY ROBERT C. KAGLE MITCHELL H. LASKY ANDREW S. RACHLEFF STEVEN M. SPURLOCK
By:	/s/ Steven M. Spurlock
Steven M. Spurlock
Attorney-in-Fact

*	Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

EXHIBIT INDEX

Exhibit	Description
A	Reference to Steven M. Spurlock as Attorney-In-Fact

B	Agreement of Joint Filing